



BMO Capital Markets

BMO Capital Markets Corp.
320 South Canal Street
7th Floor
Chicago, IL 60606

May 8, 2025

Re: SBSE-A Applicant NFA No.: 0361756
Bank of Montreal ("BMO")

Please be advised that BMO has submitted an updated SBSE-A Form on May 8, 2025, in the SEC Edgar system.

The following individual has been removed as a BMO Director, effective April 11, 2025:

- Christine Edwards – NFA ID: 0235917

Please feel free to contact me with any questions.

Sincerely,

Daniel Yukilevich

Daniel Yukilevich
U.S. Chief Compliance Officer
BMO Capital Markets
Daniel.Yukilevich@bmo.com
Office: (312) 461-2594